OSISKO EXTENDS DIVIDEND REINVESTMENT PLAN
TO RESIDENTS OF THE UNITED STATES

(Montreal, September 7, 2017) Osisko Gold Royalties Ltd ("Osisko" or the "Company") (TSX:OR) (NYSE:OR) is pleased to announce that its eligible shareholders who are residents of the United States can now enroll their common shares in its dividend reinvestment plan (the “Plan”) commencing with the dividend to be paid on October 16, 2017 to shareholders on record as of September 30, 2017. Since its launch in September 2015, the Plan has been available to shareholders who were residents of Canada.

The Plan allows shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the Toronto Stock Exchange (the “TSX”) or the New York Stock Exchange (the “NYSE”), or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the Plan.

To participate in the Plan, registered shareholders must deliver a properly completed Plan enrolment form to AST Trust Company (Canada) (the “Agent”) not less than five (5) business days before a dividend record date. Registered shareholders who wish to participate in the Plan for the October 16, 2017 dividend payment must deliver a Plan enrolment form to the Agent no later than 4:00 p.m. Montréal Time on Friday, September 22, 2017. In connection with the October 16, 2017 dividend payment date, the dividend to be paid to participants in the Plan will be by way of common shares issued from treasury at a 3% discount to the Average Market Price (as defined in the Plan).

A complete copy of the Plan and the enrolment form are available on Osisko’s website at http://osiskogr.com/en/dividends/drip/. Shareholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

Non-registered beneficial shareholders who wish to participate in the Plan should contact their financial advisor, broker, investment dealer, bank or other financial institution that holds their common shares to inquire about the applicable enrolment deadline and to request enrolment in the Plan. For more information on how to enroll or any other inquiries, contact the Agent at 1-800-387-0825 (toll-free in Canada) or inquiries@canstockta.com.

This press release is not an offer or a solicitation of an offer of securities. Osisko has filed a registration statement (including a prospectus) relating to the Plan with the U.S. Securities and Exchange Commission. A copy of the registration statement (including a prospectus) is available electronically from EDGAR (http://www.sec.gov) or by contacting Osisko at info@osiskogr.com or 1 (514) 940-0670.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Following the Orion transaction, Osisko now holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.7% interest in Osisko Mining Inc., a 14.7% interest in Osisko Metals Incorporated, a 13.3% interest in Falco Resources Ltd. and a 33.4% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. For more information, visit www.osiskogr.com.

Forward-looking statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. In this news release, these forward-looking statements may involve, but are not limited to, comments with respect to the directors and officers of the Company, information pertaining to the fact that all conditions for payment of the dividend will be met and that such dividend will continue to be an “eligible dividend” as defined in the Income Tax Act (Canada). Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including that the financial situation of the Company will remain favourable. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact Osisko Gold Royalties Ltd:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com